June 23, 2017

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Suzanne Hayes

Re:	Kala Pharmaceuticals, Inc.
Amendment No. 4 to Draft Registration Statement on Form S-1
Submitted June 2, 2017
CIK No. 0001479419

Ladies and Gentlemen:

On behalf of Kala Pharmaceuticals, Inc. (the “Company”), submitted herewith is the Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of the initial public offering of common stock of the Company.

The Registration Statement is being filed in part to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated June 14, 2017 (the “Comment Letter”), relating to the above referenced Amendment No. 4 to the Confidential Draft Registration Statement on Form S-1.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter.

On behalf of the Company, we advise you as follows:

Prospectus Summary, page 1

Our Product Candidates, page 2

1.                                      Please provide the basis for your estimate that dry eye disease affects approximately 33 million people in the U.S.

Response:                                      In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the prospectus forming part of the Registration Statement (the “Prospectus”).

Manufacturing, page 112

2.                                      We note your disclosure that one of your testing laboratories has received a Form FDA 483 containing two inspectional observations. Please revise your disclosure to describe these inspectional observations.

Response:                                      In response to the Staff’s comment, the Company has revised the disclosure on pages 26 and 113 of the Prospectus.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6982 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

/s/ Lia Der Marderosian
Lia Der Marderosian

cc: Mark Iwicki